Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

July 3, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:  Blackstone / GSO Floating Rate Enhanced Income Fund (No. 811-23270)

Ladies and Gentlemen:

On behalf of Blackstone / GSO Floating Rate Enhanced Income Fund (the “Fund”), we hereby submit for filing by direct electronic transmission Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, filed pursuant to Rule 486(a) under the 1933 Act. The Post-Effective Amendment is substantially similar to the Registration Statement that was declared effective by the Securities and Exchange Commission on January 2, 2018 (the “Effective Date”), except that the Post-Effective Amendment (i) registers Brokerage Class T-I Common Shares of the Fund, (ii) includes a form of intermediary-specific sales load appendix, and (iii) incorporates updates disclosed by supplements to the Fund’s prospectus since the Effective Date.

Any questions or communications concerning the Registration Statement or the Fund should be directed to Rafael Vasquez of this firm at 212-455-3566.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures